Filed Pursuant to Rule 425

Filing Person:  The Procter & Gamble Company

Subject Company:  The Gillette Company

Commission File No.:  1-922

P&G Announces Acquisition of The Gillette Company

28 January 2005

In a meeting with investment analysts and media Friday morning, AG and James Kilts, Chairman of the Board, Chief Executive Officer and President of The Gillette Company, are announcing P&G’s acquisition of 100% of The Gillette Company.

About Gillette

Founded in 1901 and headquartered in Boston, Massachusetts, Gillette markets a number of category leading consumer products, including:

•	Gillette razors and blades including the Mach3 and Venus brands
•	Duracell CopperTop batteries
•	Oral B manual and power toothbrushes
•	Braun shavers and small appliances
•	Gillette Series, Foamy and Satin Care shaving preparations; Right Guard and Dry Idea antiperspirants

Wall Street estimates $10.3 billion in sales for Gillette in 2004 with earnings of $2.3 billion. Approximately 60 percent of Gillette’s sales come from outside of North America. The company markets products in about 200 countries and territories, and has 31 manufacturing plants in 14 countries. Gillette has R&D centers in Germany, the UK and U.S.

Gillette’s five billion-dollar brands – Gillette, Mach3, Duracell, Oral B and Braun – will join P&G’s for a total of 21 billion-dollar brands.

The Acquisition

P&G will acquire all aspects of Gillette’s business, including manufacturing, technical and other facilities. The purchase price is approximately $57 billion (USD), making it the largest acquisition in P&G history.

Under terms of the agreement, unanimously approved by the board of directors of both companies on January 27, P&G has agreed to issue 0.975 shares of its common stock for each share of Gillette common stock. P&G and its subsidiaries plan to buy back $18 to $22 billion of P&G’s common stock during the next 12 to 18 months. Over time, this will essentially result in a total financial impact on the company as if the deal were structured with approximately 60% stock and 40% cash.

As with any acquisition, this deal is subject to certain conditions including approval by Gillette and P&G shareholders and regulatory clearance. The anticipated timing to close the deal following regulatory and governmental approvals is fall 2005.

P&G anticipates reductions of approximately 6,000 employees, or about 4 percent of the combined work force of 140,000. Most of these reductions should come from management overlaps and consolidation of business support functions. More information about integrating Gillette’s businesses will be announced as plans are developed.

Leadership Perspective

According to AG, “This combination of two best-in-class consumer goods companies, at a time when both are operating from a position of strength, is a unique opportunity. Gillette and P&G have similar cultures and complementary core strengths in branding, innovation, scale and go-to-market capabilities, making it a terrific fit.”

Links:

The Gillette Company Products Overview

Every day, more than one billion people around the world use one or more Gillette products. From blades and razors to toothbrushes, from alkaline batteries to oral care appliances, Gillette is the worldwide leader in nearly a dozen major consumer product categories.

And we are constantly challenging ourselves to develop new products. An example is M3Power, our revolutionary new shaving system for men, featuring micro-pulse technology. In recent years, Gillette has continued to introduce more than 20 new products annually. Among these new products are the Venus Divine shaving system for women, the Duracell line of premium-performing alkaline batteries, the Oral-B Professional Care 7000 Series power toothbrush and the premium Oral-B CrossAction Vitalizer manual toothbrush.

Our portfolio of world-class brands is organized into five core businesses — grooming, batteries, oral care, personal care and appliances.

A limited selection of our products is available for purchase online at theEssentials.com.

Gillette Worldwide Locations

Chose a location: Asia, Central America, Europe, North America, South America, Global Leadership

Forward Looking Statement

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company’s agreement to acquire The Gillette Company, including obtaining the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the Company’s outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company’s announced plan to repurchase shares of the Company’s stock in connection with the Company’s pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company’s significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company’s products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Additional Information and Where to Find it

In connection with the proposed merger, The Procter & Gamble Company (“P&G”) and The Gillette Company (“Gillette”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by P&G and Gillette with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of P&G’s filings may be obtained by directing a request to The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, Ohio 45201-0599. Free copies of Gillette’s filings may be obtained by directing a request to The Gillette Company, Investor Relations, Prudential Tower, Boston, Massachusetts, 02199-8004.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.